Exhibit 99.1

Media Release

QIAGEN reports full Q3 2026 results

•Q3 2026 results:

◦Net sales of $548 million rise 3% and also 3% at constant exchange rates (CER)

◦Adjusted operating income margin of 30.4% rises 0.8 percentage points
◦Diluted EPS of $0.51; adjusted diluted EPS of $0.65 ($0.65 CER)

◦Operating cash flow of $447 million for first nine months of 2026

•Due to the pending transaction with EQT Private Equity, QIAGEN has suspended its 2026 outlook and will not provide financial guidance while the transaction is pending

Venlo, the Netherlands, and Germantown, Maryland, November 4, 2026 - QIAGEN N.V. (NYSE: QGEN; Frankfurt Prime Standard: QIA) today announced full results for the third quarter of 2026, with net sales and adjusted diluted earnings per share (EPS) ahead of the outlook.

In line with preliminary results, Q3 2026 sales rose 3% to $548 million compared with Q3 2025, also increasing 3% at constant exchange rates (CER) and exceeding the outlook for about 1-2% CER growth. Consumables and related revenues rose 3% CER and were 91% of sales, while instrument sales rose 1% CER. Sales from the pillars rose 7% CER to $415 million, partly offset by a 7% CER decline in the rest of the portfolio.

Operating income increased to $132 million from $129 million in Q3 2025. Adjusted operating income, which excludes various charges and other items in both periods, rose 6% to $167 million over Q3 2025. The adjusted operating income margin was 30.4% of sales, an increase of 0.8 percentage points from 29.6% in Q3 2025, as sales growth, a growing contribution from higher-margin consumables and efficiency gains supported investments in Parse Biosciences after the late 2025 acquisition.

Diluted EPS was $0.51 in Q3 2026 compared with $0.60 in Q3 2025. Adjusted diluted EPS increased to $0.65 from $0.61, while results at CER of $0.65 were above the outlook for at least $0.62 CER.

In $ millions (Except EPS and diluted shares)	Q3			9M
	2026	2025	Change	2026	2025	Change

Net sales	548	533	+3%	1,575	1,550	+2%
Net sales - CER	549		+3%	1,557		0%
Operating income	132	129	+3%	349	366	-5%
Net income	106	130	-19%	277	317	-13%
Diluted EPS	$0.51	$0.60	-15%	$1.33	$1.45	-8%
Diluted shares (in millions)	208	218		208	219

Adjusted operating income	167	158	+6%	459	461	-1%
Adjusted net income	135	133	+1%	377	386	-2%
Adjusted diluted EPS	$0.65	$0.61	+7%	$1.81	$1.76	+3%
Adjusted diluted EPS - CER	$0.65		+7%	$1.80		+2%

Please refer to the accompanying tables in this release for full income statement information and a reconciliation of reported to adjusted figures. Tables may have rounding differences. Percentage changes are compared to prior-year periods.

Product group sales

Sample technologies: Sales rose 10% CER in Q3 2026 to $187 million supported by automated consumables kits and sales of single-cell kits and services from the acquired Parse Biosciences business. Excluding Parse, sales grew 3% CER. Automated consumables sales rose at a high single-digit CER rate and absorbed a modest decline in manual kits. Instrument sales grew about 10% CER, supported by demand for automated sample preparation systems. The September launch of QIAmini completed QIAGEN's 2026 rollout of three new sample preparation systems, alongside QIAsprint Connect and QIAsymphony Connect. Parse remains on track to exceed its 2026 sales target of approximately $40 million.

Diagnostic solutions: Sales rose 1% CER in Q3 2026 to $209 million as growth in the QIAstat-Dx syndromic testing system and Precision Medicine for companion diagnostics led the performance. Sales of QIAstat-Dx grew 11% CER, driven by gastrointestinal and meningitis / encephalitis panel sales, while respiratory panel sales rose at a single-digit CER rate. QuantiFERON sales were broadly unchanged at $136 million as continued softness in U.S. immigration testing was offset by demand in other latent tuberculosis (TB) testing groups.

PCR / Nucleic acid amplification: Sales declined 5% CER in Q3 2026 to $71 million. QIAcuity sales grew at a double-digit CER rate, led by strong demand for consumables and ongoing instrument placements. Sales of quantitative PCR consumables and instruments, as well as OEM products, were below year-ago levels.

Genomics / Next-generation sequencing (NGS): Sales rose 9% CER in Q3 2026 to $66 million. QIAGEN Digital Insights generated high single-digit CER growth and accounted for about 46% of sales in this product group, driven by strong double-digit growth in sales of clinical bioinformatics that more than offset a single-digit decline in discovery bioinformatics. Improving demand for universal NGS panels that work across third-party sequencing platforms also supported growth.

In $ millions	Q3				9M
	2026 sales	2025 sales	Change	CER change	2026 sales	2025 sales	Change	CER change

Sample technologies	187	170	+10%	+10%	539	486	+11%	+9%
Diagnostic solutions	209	209	0%	+1%	598	602	-1%	-2%
Of which QuantiFERON	136	136	0%	0%	380	381	0%	-1%
Of which QIAstat-Dx	35	32	+11%	+11%	103	100	+3%	+1%
Of which NeuMoDx	—	—	NM	NM	—	9	NM	NM
Of which Other	38	41	-6%	-6%	115	112	+3%	+2%
PCR/Nucleic acid amplification	71	75	-5%	-5%	214	231	-7%	-9%
Genomics/NGS	66	61	+8%	+9%	183	173	+6%	+5%
Other	14	18	-22%	-21%	41	57	-29%	-29%
Total net sales	548	533	+3%	+3%	1,575	1,550	+2%	0%

Tables may have rounding differences. Percentage changes are compared to prior-year periods.

Cash flow and balance sheet data

Net cash from operating activities was $447 million for the first nine months of 2026 compared with $466 million in the same period of 2025.

As of September 30, 2026, cash, cash equivalents and short-term investments were $0.8 billion compared with $1.1 billion at year-end 2025. Key cash flow items during the first nine months of 2026 included the $500 million synthetic share repurchase in January 2026 and dividend payment of about

$72 million in July 2026 (40% increase per share from 2025). As a result, the leverage ratio (net debt to adjusted EBITDA) increased to 1.0x at the end of Q3 2026 from 0.7x at the end of 2025.

In $ millions	Q3			9M
	2026	2025	Change	2026	2025	Change

Net cash provided by operating activities	146	165	-12%	447	466	-4%
Purchases of property, plant and equipment	(39)	(46)	-16%	(128)	(130)	-1%
Free cash flow	107	119	-10%	319	336	-5%

Net cash (used in) provided by investing activities	(35)	(157)	NM	106	(79)	NM
Net cash (used in) provided by financing activities	(74)	614	NM	(586)	299	NM

Tables may have rounding differences. Percentage changes are compared to prior-year periods.

Portfolio update

Among recent developments in QIAGEN's Sample to Insight portfolio:

◦AI-enabled instruments: QIAGEN joined Anthropic’s Model Hardware Standard (MHS) research preview, developing a working proof of concept on QIAsymphony Connect. The pilot explores how AI agents can help troubleshoot instrument issues faster and guide operators through recovery, with the potential to improve uptime and reduce risk to biological samples.

◦AI-powered insights: QIAGEN introduced IPA Investigator and the QIAGEN Discovery Platform, expanding its AI bioinformatics portfolio for research and drug discovery. These tools combine AI with curated biomedical knowledge to support biological analysis, target identification and biomarker discovery.

◦Laboratory automation: The launch of QIAmini completed the rollout of three new sample preparation systems in 2026. Designed for research laboratories processing up to eight samples per run, QIAmini reduced hands-on time by more than 80% in evaluated workflows. Together with QIAsprint Connect and QIAsymphony Connect, it expands automation across laboratories of different sizes and throughput requirements.

◦Rapid infectious disease testing: QIAGEN completed its U.S. QIAstat-Dx bloodstream infection portfolio with FDA clearances for two complementary panels. Together, the panels cover 33 pathogen targets and 28 antimicrobial resistance markers, and each provides results from positive blood cultures in about one hour to support treatment decisions.

◦Tuberculosis (TB) prevention: QIAGEN's Global TB Summit brought together over 4,000 participants online and in London to discuss prevention, screening and care. TB caused about 1.2 million deaths in 2024. QuantiFERON-TB Gold Plus is the leading blood-based test for latent TB infection, with more than 160 million QuantiFERON-TB tests sold since launch.

Proposed acquisition of QIAGEN by EQT Private Equity

As announced on October 21, 2026, QIAGEN N.V. and the EQT XI fund (EQT Private Equity) announced an agreement under which Crown NL Bidco B.V. will make an all-cash voluntary public takeover offer to acquire all outstanding QIAGEN shares at €46.50 per share. The QIAGEN Supervisory Board and Managing Board unanimously concluded that the transaction is in the best interest of QIAGEN and its business, taking into account the interests of QIAGEN's stakeholders, including shareholders. Closing of the Takeover Offer is currently expected in mid-2027. Additional information regarding the transaction is available at www.eqt-offer.com and in the Investor Relations section of QIAGEN's website at www.qiagen.com

Given the announced transaction, QIAGEN has suspended its 2026 outlook while the transaction is pending. QIAGEN will also not hold a conference call for its Q3 2026 results.

Use of adjusted results
QIAGEN reports adjusted results and constant exchange rate (CER) measures, along with other non-GAAP financial metrics, to show underlying business performance. These include adjusted gross profit and margin, adjusted EBITDA, adjusted operating income and expenses, adjusted operating income margin, adjusted pre-tax and net income, adjusted tax rate and adjusted diluted EPS, net leverage and free cash flow. Adjusted results are non-GAAP measures that exclude items outside of ongoing core operations or that vary significantly between periods. CER results apply prior-year exchange rates. Free cash flow is defined as operating cash flow less purchases of property, plant and equipment. QIAGEN also uses these measures for planning, forecasting and compensation. They complement, but do not replace, GAAP results, are reconciled in the accompanying tables and may not be comparable to other companies' measures.

About QIAGEN

QIAGEN N.V., a Netherlands-based holding company, is a global leader in Sample to Insight solutions that enable customers to extract and analyze molecular information from biological samples containing the building blocks of life. Our Sample technologies isolate and process DNA, RNA and proteins from blood, tissue and other materials. Assay technologies prepare these biomolecules for analysis, while bioinformatics support the interpretation of complex data to deliver actionable insights. Automation solutions integrate these steps into streamlined, cost-effective workflows. QIAGEN serves more than 500,000 customers worldwide in the Life Sciences (academia, pharmaceutical R&D and industrial applications such as forensics) and Molecular Diagnostics (clinical healthcare). As of September 30, 2026, QIAGEN employed about 5,400 people across more than 35 locations. For more information, visit www.qiagen.com.

Important Notice

Forward-looking Statements

Certain statements contained in this communication may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (Securities Act), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These statements can be identified by the use of forward-looking terminology such as “believe”, “hope”, “plan”, “intend”, “seek”, “may”, “will”, “could”, “should”, “would”, “expect”, “anticipate”, “estimate”, “continue”, “target” or other similar words. To the extent that any of the statements contained herein relating to QIAGEN N.V.’s (QIAGEN) products, timing for launch and development, marketing and/or regulatory approvals, financial and operational outlook, growth and expansion, acquisitions, collaborations, markets, strategy or operating results, including without limitation its expected net sales, net sales of particular products, net sales in particular geographies, adjusted net sales, expansion of adjusted operating income margin, returns to shareholders, progressive dividend payments, product portfolio management, product launches (including anticipated launches of our sequencing solutions, testing platforms, panels and systems), leveraging AI technology, improvements in operating and financial leverage, currency movements against the U.S. dollar, plans for investment in our portfolio and share repurchase commitments, our expectations relating to our adjusted tax rate, debt maturity and repayment, our ability to grow adjusted earnings per share at a greater rate than sales, our ability to improve operating efficiencies and maintain disciplined capital allocation, are forward-looking, such statements are based on current expectations and assumptions that involve a number of uncertainties and risks. These include, but are not limited to, risks associated with our dependence on the development and success of new products; management of growth and expansion of operations (including the effects of currency fluctuations, tariffs, tax laws, regulatory processes and supply chain dependencies); variability of operating results; integration of acquired businesses; changes in relationships with customers, suppliers and strategic partners; competition; rapid or unexpected changes in technologies; fluctuations in demand for QIAGEN’s products (including fluctuations due to general economic conditions, the level and timing of customers’ funding, budgets and other factors, including delays or limits in the amount of reimbursement approvals or public health funding); our ability to obtain and maintain product regulatory approvals; difficulties in successfully adapting QIAGEN’s products to integrated solutions and producing such products; the ability of QIAGEN to identify and develop new products and to differentiate and protect our products from competitors’ products; market acceptance of new products and the integration of acquired technologies and businesses; actions of governments, global or regional economic developments, including inflation and changing interest rates, weather or transportation delays, natural disasters, cyber security breaches, political or public health crises and the resulting impact on the demand for our products and other aspects of our business, or other force majeure events; litigation risk, including patent litigation and product liability; debt service obligations; volatility in the public trading price of our common shares; as well as the possibility that expected benefits related to recent or pending acquisitions may not materialize as expected; and the other factors discussed under the heading “Risk Factors” in QIAGEN’s most recent Annual Report on Form 20-F. For further information, please refer to QIAGEN’s filings with the U.S. Securities and Exchange Commission (the SEC).

The forward-looking statements in this communication also include statements relating to the tender offer. Additional important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: the proposed transaction not being timely completed, if completed at all; uncertainties as to the number of QIAGEN ordinary shares that will be tendered in the tender offer; the possibility that competing offers will be made; the possibility that the conditions to the tender offer may not be satisfied or waived; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; the completion of the post-closing measures and implementation of the financing arrangements contemplated in connection with the tender offer; the receipt of, and any conditions associated with, any exemptive or other relief requested from the SEC in connection with the tender offer; regulatory approvals required for the transaction not being timely obtained, if obtained at all, or being obtained subject to conditions; prior to the completion of the transaction, QIAGEN’s business experiencing disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, customers, licensees, other business partners or governmental entities; difficulty retaining key employees; and the outcome of any legal proceedings related to the proposed transaction. The forward-looking statements contained in this communication speak only as of the date of this communication. Neither the Bidder, EQT Private Equity nor QIAGEN undertakes any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by applicable law.

Additional Information and Where to Find it

The tender offer referenced herein has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any ordinary shares of QIAGEN or any other securities, nor is it a substitute for the tender offer materials that the Bidder will file with the SEC and publish in Germany. The terms and conditions of the tender offer will be published in, and the offer to purchase ordinary shares of QIAGEN will be made only pursuant to, the Offer Document and related offer materials prepared by the Bidder and as approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, “BaFin”). Once the necessary permission from BaFin has been obtained, the Offer Document and related offer materials will be published in Germany and also filed with the SEC in a tender offer statement on Schedule TO at the time the tender offer is commenced. QIAGEN intends to file a solicitation / recommendation statement on Schedule 14D-9 with the SEC with respect to the tender offer; in addition, QIAGEN will publish a document combining the recommendation statement pursuant to Section 27 of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz - "WpÜG") and the position statement pursuant to Section 18 and Annex G of the Dutch Decree on public offers (Besluit openbare biedingen Wft). The Offer Document for the tender offer (in German and in English) containing the detailed terms and conditions of, and other information relating to, the tender offer will, among other things, be published on the internet at www.eqt-offer.com.

Acceptance of the tender offer by shareholders that are resident outside Germany and outside of the United States may be subject to further legal requirements and/or restrictions. With respect to the acceptance of the tender offer outside Germany and outside of the United States, no responsibility is assumed for the compliance with such legal requirements applicable in the respective jurisdiction.

THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION / RECOMMENDATION STATEMENT ON SCHEDULE 14D-9, AS THEY MAY BE AMENDED FROM TIME TO TIME, AS WELL AS QIAGEN’S RECOMMENDATION STATEMENT PURSUANT TO SECTION 27 WPÜG AND POSITION STATEMENT PURSUANT TO SECTION 18 AND ANNEX G OF THE DUTCH DECREE ON PUBLIC OFFERS (Besluit openbare biedingen Wft) WILL CONTAIN IMPORTANT INFORMATION. INVESTORS AND SHAREHOLDERS OF QIAGEN ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY, AND NOT THIS DOCUMENT, WILL GOVERN THE TERMS AND CONDITIONS OF THE TENDER OFFER, AND BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT SUCH PERSONS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR ORDINARY SHARES.

The tender offer materials, including the offer to purchase and the related letter of transmittal and certain other tender offer documents, and the solicitation/recommendation statement on Schedule 14D-9 (when they become available) and other documents filed with the SEC by the Bidder or QIAGEN, may be obtained free of charge at the SEC’s website at www.sec.gov or at the Bidder’s website at www.eqt-offer.com. In addition, the Bidder’s tender offer statement and other documents it will file with the SEC will be available at www.eqt-offer.com. Furthermore, copies of the Offer Document will also be available free of charge by contacting the information agent to be identified in the Offer Document.

Governing Law

The tender offer will be made and implemented under the laws of the Federal Republic of Germany, in particular the WpÜG, certain applicable provisions of the laws of the Netherlands and certain applicable provisions of the securities laws of the United States of America. Any agreement that is entered into as a result of accepting the tender offer will be exclusively governed by the laws of the Federal Republic of Germany and is to be interpreted in accordance with such laws.

Acquisition of Shares Outside the Tender Offer

Each of EQT Private Equity and the Bidder reserves the right, within the limits of applicable law and subject to any exemptive relief from the SEC, to directly or indirectly acquire shares in QIAGEN outside of the tender offer, whether on or off the stock exchange. Any such purchases or arrangements will be made outside the United States and in compliance with applicable law and subject to any exemptive relief from the SEC. To the extent such acquisitions occur, information about them, including the number of, and the price for, the acquired shares in QIAGEN will be published without undue delay, if and to the extent required under the applicable statutory provisions.

Information in respect of EQT XI

Any information in respect of the EQT XI fund (EQT XI) contained herein does not constitute an offer to sell, nor a solicitation of an offer to buy, any security, and may not be used or relied upon in connection with any offer or solicitation of EQT XI. Any offer or solicitation in respect of EQT XI will be made only through a confidential private placement memorandum and related documents which will be furnished to qualified investors on a confidential basis in accordance with applicable laws and regulations. Any securities of EQT XI referred to herein have not been and will not be registered under the Securities Act and may not be offered or sold without registration thereunder or pursuant to an available exemption therefrom. Any offering of securities of EQT XI to be made in the United States would have to be made by means of an offering document that would be obtainable from the issuer or its agents and would contain detailed information about the issuer of the securities and its management, as well as financial information. Any EQT XI securities may not be offered or sold in the United States absent registration or an exemption from registration.

QIAGEN contacts

Public Relations	Investor Relations
e-mail: pr@QIAGEN.com	e-mail: ir@QIAGEN.com

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(unaudited)

(In thousands, except per share data)	Three months		Nine months
	ended September 30,		ended September 30,
	2026	2025	2026	2025

Net sales	$547,869	$532,583	$1,575,229	$1,549,579
Cost of sales:
Cost of sales	181,510	187,783	532,942	535,028
Acquisition-related intangible amortization	12,359	13,541	38,298	40,325
Total cost of sales	193,869	201,324	571,240	575,353
Gross profit	354,000	331,259	1,003,989	974,226
Operating expenses:
Sales and marketing	113,053	112,819	344,334	337,250
Research and development	53,945	48,748	152,635	140,281
General and administrative	33,074	30,287	90,949	92,543
Acquisition-related intangible amortization	2,285	2,112	6,952	5,722
Restructuring, acquisition, integration and other, net	19,166	8,130	59,816	32,018
Total operating expenses	221,523	202,096	654,686	607,814
Income from operations	132,477	129,163	349,303	366,412
Other income (expense):
Interest income	10,754	15,070	30,677	44,319
Interest expense	(10,488)	(8,218)	(31,561)	(23,117)
Other (expense) income, net	(431)	(1,289)	1,827	(6,518)
Total other (expense) income, net	(165)	5,563	943	14,684
Income before income tax expense	132,312	134,726	350,246	381,096
Income tax expense	26,653	4,683	73,143	64,045
Net income	$105,659	$130,043	$277,103	$317,051

Diluted earnings per common share	$0.51	$0.60	$1.33	$1.45
Diluted earnings per common share (adjusted)	$0.65	$0.61	$1.81	$1.76
Diluted shares used in computing diluted earnings per common share	208,057	218,453	208,275	218,942

QIAGEN N.V.
RECONCILIATION OF REPORTED TO ADJUSTED RESULTS
(In $ millions, except EPS data)
(unaudited)

Three months ended September 30, 2026	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Tax Rate	Net Income	Diluted EPS*

Reported results	547.9	354.0	132.5	132.3	(26.6)	20%	105.7	$0.51
Adjustments:
Business integration, acquisition and restructuring related and other items (a)	—	0.4	19.6	19.6	(5.2)		14.4	0.07
Purchased intangibles amortization (b)	—	12.4	14.7	14.7	(3.6)		11.1	0.05
Non-cash other income, net	—	—	—	0.3	(0.1)		0.2	0.00
Certain income tax items (c)	—	—	—	—	3.9		3.9	0.02
Total adjustments	—	12.8	34.2	34.6	(5.1)		29.6	0.14
Adjusted results	547.9	366.8	166.7	166.9	(31.7)	19%	135.3	$0.65

*Using 208.1 M diluted shares

Nine months ended September 30, 2026	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Tax Rate	Net Income	Diluted EPS*

Reported results	1,575.2	1,004.0	349.3	350.2	(73.1)	21%	277.1	$1.33
Adjustments:
Business integration, acquisition and restructuring related and other items (a)	—	4.1	63.9	63.9	(17.8)		46.1	0.22
Purchased intangibles amortization (b)	—	38.3	45.3	45.3	(11.2)		34.1	0.16
Non-cash other income, net	—	—	—	1.0	(0.3)		0.7	0.00
Certain income tax items (c)	—	—	—	—	19.0		19.0	0.09
Total adjustments	—	42.4	109.2	110.3	(10.3)		100.0	0.48
Adjusted results	1,575.2	1,046.4	458.5	460.5	(83.4)	18%	377.1	$1.81

*Using 208.3 M diluted shares
(a) Includes costs incurred in connection with streamlining operations and improving overall efficiency as well as costs related to various contemplated and completed acquisition projects including subsequent integration activities at GNX Data Systems, Ltd. (Genoox) and Parse Biosciences (Parse).
(b) Adjustment includes the amortization of Genoox and Parse intangible assets acquired in Q2 2025 and Q4 2025, respectively.
(c) These items represent updates in QIAGEN's assessment of ongoing examinations or other tax items that are not indicative of the Company's normal future income tax expense.

Tables may contain rounding differences.

QIAGEN N.V.
CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except par value)	September 30, 2026	December 31, 2025

Assets	(unaudited)
Current assets:
Cash and cash equivalents	$805,132	$839,005
Short-term investments	25,000	259,913
Accounts receivable, net	390,108	402,608
Inventories, net	319,976	301,888
Prepaid expenses and other current assets	181,639	191,659
Total current assets	1,721,855	1,995,073
Long-term assets:
Property, plant and equipment, net	933,706	923,948
Goodwill	2,674,346	2,700,658
Intangible assets, net	334,735	386,431
Other long-term assets	277,828	275,122
Total long-term assets	4,220,615	4,286,159
Total assets	$5,942,470	$6,281,232
Liabilities and equity
Current liabilities:
Current portion of long-term debt	$146,347	$—
Accrued and other current liabilities	398,932	439,481
Accounts payable	109,267	72,656
Total current liabilities	654,546	512,137
Long-term liabilities:
Long-term debt, net of current portion	1,496,508	1,654,428
Other long-term liabilities	316,454	336,513
Total long-term liabilities	1,812,962	1,990,941
Equity:
Common shares, 0.01 EUR par value, authorized—410,000 shares, issued—206,801 and 217,685 shares, respectively	2,404	2,529
Additional paid-in capital	966,255	1,436,360
Retained earnings	2,920,455	2,748,390
Accumulated other comprehensive loss	(401,031)	(377,309)
Less treasury stock, at cost — 304 and 764 shares, respectively	(13,121)	(31,816)
Total equity	3,474,962	3,778,154
Total liabilities and equity	$5,942,470	$6,281,232

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

(In thousands)	Nine Months Ended September 30,
	2026	2025

Cash flows from operating activities:
Net income	$277,103	$317,051
Adjustments to reconcile net income to net cash provided by operating activities, net of effects of businesses acquired:
Depreciation and amortization	154,850	144,352
Non-cash impairments	15,218	2,537
Amortization of debt discount and issuance costs	1,752	2,354
Share-based compensation expense	26,634	33,805
Deferred tax benefit	(7,667)	(303)
Loss on marketable securities	—	968
Other items, net including fair value changes in derivatives	6,326	10,586
Change in operating assets, net	(50,125)	(14,410)
Change in operating liabilities, net	22,853	(30,746)
Net cash provided by operating activities	446,944	466,194
Cash flows from investing activities:
Purchases of property, plant and equipment	(128,395)	(130,137)
Purchases of intangible assets	(3,487)	(5,410)
Purchases of short-term investments	(50,000)	(369,014)
Proceeds from redemptions of short-term investments	284,294	522,057
Cash paid for acquisitions, net of cash acquired	(1,864)	(66,595)
Cash received (paid) for collateral asset	7,620	(28,037)
Purchases of investments	(1,675)	(1,677)
Net cash provided by (used in) investing activities	106,493	(78,813)
Cash flows from financing activities:
Proceeds from long-term debt, net of issuance costs	—	744,628
Repayment of long-term debt	—	(60,167)
Capital repayment	(496,749)	(280,086)
Cash dividend payment	(72,309)	(54,244)
Tax withholding related to vesting of stock awards	(14,034)	(24,523)
Cash paid for collateral liability	(494)	(16,790)
Cash paid for contingent consideration	(2,000)	(9,219)
Other financing activities	(891)	(228)
Net cash (used in) provided by financing activities	(586,477)	299,371
Effect of exchange rate changes on cash and cash equivalents	(833)	5,287
Net (decrease) increase in cash and cash equivalents	(33,873)	692,039
Cash and cash equivalents, beginning of period	839,005	663,555
Cash and cash equivalents, end of period	$805,132	$1,355,594
Reconciliation of free cash flow:(1)
Net cash provided by operating activities	$446,944	$466,194
Purchases of property, plant and equipment	(128,395)	(130,137)
Free cash flow	$318,549	$336,057

(1) Free cash flow is a non-GAAP financial measure and is calculated from net cash provided by operating activities reduced by purchases of property, plant and equipment.